SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A. CNPJ/MF 02.558.132/0001-69 - NIRE 533 0000580 0 Publicly Held Company with Authorized Capital

MINUTES OF THE REGULAR MEETING OF THE BOARD OF DIRECTORS OF TELE CENTRO OESTE CELULAR PARTICIPAçõES S.A. , HELD ON FEBRUARY 11, 2004 .

1. DATE, TIME, AND PLACE: February 11, 2004 , at 02:30 p.m. , exceptionally, at Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, upon regular notice of call, as set forth in the Company's Articles of Incorporation.

2. CHAIRMANSHIP OF THE MEETING: Eduardo Perestrelo Correia de Matos – Chairman; Evandro Luís Pippi Kruel - Secretary.

3. INSTATEMENT: The meeting was convened upon the attendance of the undersigned Directors, since there was a quorum present at the meeting, as provided for in the Company's Articles of Incorporation. The meeting was further attended by the following members of the Audit Committee: João Luis Tenreiro Barroso, Luciano Nóbrega Queiroga and Norair Ferreia do Carmo and of the representative of the Independent Auditor of the Company, Deloitte Touche Tohmatsu .

  AGENDA AND RESOLUTIONS:

4.1. Approval of the Financial Statements, together with the Independent Auditors' Opinion, the Annual Management's Report and the Proposal for Profit Allocation for the fiscal year ended on December 31, 2003 : The Directors, after examination and discussion and, in face of the favorable opinion issued by the members of the Audit Committee and by the Independent Auditor, have approved by unanimous vote, without restrictions , the Financial Statements, together with the Independent Auditor's Opinion, the Annual Management's Report and the Proposal for Profit Allocation for the fiscal year ended on December 31, 2003, and the Capital Budget and the Audit Committee's Opinion, to be submitted to approval at the 2004' Regular Meeting of Shareholders.

4.2. Budget for fiscal year 2004: the Company's overall budget (including the controlled companies) for Fiscal Year 2004 has been approved under the terms and conditions contained in the proposal reviewed by the Directors, which budget, adopted as a minimum and reference amount, may be timely reviewed at any time during the fiscal year, in conformity with the Company's needs.

4.3. Schedule of Corporate Events for the closing of fiscal year 2003 – holding of AGO/AGE (Regular and Special Shareholders Meeting): the schedule of corporate events for closing of fiscal year 2003 has been approved.

4.4. Approval of the Notice of Call for General Meetings of Shareholders: the terms of the Notice of Call for Regular and Special Meetings of Shareholders have been approved, and the Board of Executive Officers is since now authorized to adopt the necessary actions for holding any such meeting.

4.5. Review of the proposal of increase in the capital stock for capitalization of tax benefits arising out of the corporate restructuring. The proposal for capitalization of the tax benefit generated as a result of the restructuring process, already appraised by the Company's Audit Committee, has been reviewed and approved. The amortization of the premium arising out of the corporate restructuring process resulted in a tax benefit of nineteen million, seventy-seven thousand, five hundred and fifty-five reais and ninety-two cents (R$19,077,555.92), which represents a credit to the holding company, Telesp Celular Participações S.A., to be used for increase of the company's capital stock through issue of new common shares, provided that the preemptive rights set forth in article 171 of Law no. 6404/76 are duly complied with, and any funds arising out of eventual exercises of preemptive rights shall be credite d to the company Telesp Celular Participações S.A., under the following terms and conditions:

1. Total amount of Shares Subscription and Capital Increase : Nineteen million, seventy-seven thousand, five hundred and fifty-five reais and ninety-two cents (R$19,077,555.92).
2. Number and Type of Shares to be Issued : two billion, two hundred and forty-seven million, sixty-one thousand, nine hundred and forty-six (2,247,061,946) book-entry type common shares, without face value.
3. Issuance Price : Eight reais and forty-nine cents (R$8.49) per lot of one thousand common shares. The issuance price of the (common) shares corresponds to the weighted average of prices for the last 20 floor sessions of the Bovespa (São Paulo Stock Exchange) immediately preceding and including February 10, 2004 .
4. Dividends : The shares resulting from this issuance will be entitled to full dividends and/or interests on own capital declared for fiscal year 2004.
5. Term for Exercise of the Preemptive Right : Beginning: February 13, 2004 ; End: March 15, 2004 .
6. Subscription Right Proportion : In order to ascertain the number of shares that can be subscribed, the shareholder should multiply the number of shares held by he/she/it on February 12, 2004 for the following factors:

Type of shares held Common Preferred	Factor 0.005925796 0.005925796	Type to be subscribed Common Common

7. Payment condition : Cash, upon subscription.

8. Eligibility for Subscription : 8.1. Shareholders having purchased their shares until 02/12/04 shall be eligible for subscription; Shares purchased as from 02/13/04 shall be ex-subscription right for the assignee. 8.2. Holders of ADRs: The new shares shall not be registered under the Securities Act and may not be offered or sold in the United States or to North-American persons. 8.3. Shareholders wishing to trade their subscription rights during the term for exercise of preemptive rights must apply for the document for assignment of right to be issued by the financial institution acting as depositary of book-entry shares, Banco Real, or by the Custodian Entities (Stock Exchanges).
8.4. The Custodian Entities may subscribe in their name, in the proportion of their rights, as trust owners, up to the amount corresponding to the custodied shares.

9. Excesses : There shall be no excess of subscription rights.

5 . CLOSING OF THE MEETING : There being nothing else to be discussed, the meeting was closed, and these minutes were drawn-up, which after having been read and approved, were signed by the Directors present to the Meeting and by the Secretary, and following transcribed in the proper book.

Signatures: Eduardo Perestrelo Correia de Matos – Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Pedro Manuel Brandão Rodrigues and Carlos Manuel de L. e V. Cruz – Directors; Ernesto Lopez Mozo; Ignácio Aller Mallo; Zeinal Abedin Mohamed Bava; Iriarte José Araújo Esteves; Antonio Viana-Baptista – Directors represented by Mr. Eduardo Perestrelo Correia de Matos. João Luis Tenreiro Barroso, Luciano Nóbrega Queiroga and Norair Ferreia do Carmo – Members of the Audit Committee. Evandro Luís Pippi Kruel – Secretary.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the Register of Minutes of the Board of Directors' Meetings.

Evandro Luís Pippi Kruel
Secretary of the Meeting
OAB/RS nº 18.780.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.